================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                          ---------------------------

                                   FORM 11-K


        (Mark One)
    /X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange
                                 Act of 1934
For the fiscal year ended December 31, 1993      Commission file number  1-5404

                                       OR

    / / Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934




                       PRENTICE HALL COMPUTER PUBLISHING
                            DIVISION RETIREMENT PLAN
                       ---------------------------------
                            (Full title of the plan)





                           11711 North College Avenue
                            Carmel, Indiana  46032
                           --------------------------
                             (Address of the plan)





                         PARAMOUNT COMMUNICATIONS INC.
                         -----------------------------
          (Name of issuer of the securities held pursuant to the plan)




                               15 Columbus Circle
                         New York, New York  10023-7780
                         ------------------------------
                    (Address of principal executive offices)

================================================================================

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN

                                     INDEX


                                                                                                      Page
                                                                                                      ----
     (a)  Financial Statements
             Report of Independent Auditors.................................................            F-2
             Statement of Financial Condition -- December 31, 1993 and 1992.................         F-3 - F-4
             Statement of Income and Changes in Plan Equity --
                Year Ended December 31, 1993 and 1992 and the Period From
                  November 18, 1991 (inception) to December 31, 1991........................         F-5 - F-7
             Notes to Financial Statements..................................................         F 8 - F-11

          Schedules
             I -- Investments -- December 31, 1993..........................................            S-1
             Schedules II and III have been omitted because the required information is shown in the financial statements.

     (b)  Exhibits
             I -- Consent of Independent Auditors



                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                               PRENTICE HALL COMPUTER PUBLISHING

                                               DIVISION RETIREMENT PLAN

Date:  June 29, 1994                           By: /s/ RUDOLPH L. HERTLEIN
                                                  --------------------------
                                                     Rudolph L. Hertlein
                                                        Member of the
                                                   Administrative Committee

                        REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Prentice Hall Inc.

         We have audited the accompanying statements of financial condition of Prentice Hall Computer Publishing Division Retirement Plan as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity for the years ended December 31, 1993 and 1992 and the period from November 18, 1991 (inception) to December 31, 1991, and the schedule of investments as of December 31, 1993. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the financial condition of the Prentice Hall Computer Publishing Division Retirement Plan at December 31, 1993 and 1992, and the income and changes in plan equity for the years ended December 31, 1993 and 1992 and the period from November 18, 1991 (inception) to December 31, 1991 in conformity with generally accepted accounting principles.





New York, New York                                           Ernst & Young
June 17, 1994

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1993


                                                   PARAMOUNT
                                                 COMMUNICATIONS
                                                     INC.             EQUITY           INCOME          CLEARING         COMBINED
                                                  STOCK FUND           FUND             FUND             FUND             FUNDS
                                                --------------     ------------    --------------    ------------     --------------
ASSETS
  Investments -- Note D and Schedule I
     Common Stock of
       Paramount Communications Inc.............. $  708,147                                                         $   708,147
     Other.......................................      7,984      $  650,893       $  742,867        $  13,266         1,415,010
                                                  ----------      ----------       ----------       ----------       -----------
                                                     716,131         650,893          742,867           13,266         2,123,157

  Contributions receivable
     Employer....................................      5,463          14,327           16,117                             35,907
     Employee....................................      4,653           7,381           12,158                             24,192
                                                  ----------      ----------       ----------       ----------       -----------
                                                      10,116          21,708           28,275                             60,099

  Dividends and interest receivable..............      1,830                                                31             1,861
  Interfund receivables (payables)...............    (91,241)         49,279           41,962                               -0-
  Forfeitures....................................    (16,325)        (16,368)         (15,957)          48,650              -0-
                                                  ----------      ----------       ----------       ----------       -----------
           TOTAL ASSETS.......................... $  620,511      $  705,512       $  797,147       $   61,947       $ 2,185,117
                                                  ==========      ==========       ==========       ==========       ===========
PLAN EQUITY

   Plan Equity -- including net unrealized
     appreciation  of investments -- Note C...... $  620,511      $  705,512       $  797,147       $   61,947         2,185,117
                                                  ==========      ==========       ==========       ==========       ===========

                       See notes to financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1992


                                                       PARAMOUNT
                                                     COMMUNICATIONS
                                                          INC.          EQUITY         INCOME       CLEARING        COMBINED
                                                       STOCK FUND        FUND           FUND          FUND           FUNDS
                                                     --------------     ------         ------       --------        --------
ASSETS
   Investments -- Note D
      Common Stock of
         Paramount Communications Inc.............    $ 278,100                                                   $   278,100
      Other.......................................        6,955        $ 388,655     $ 425,426       $  6,791         827,827
                                                      ---------        ---------     ---------       --------     -----------
                                                        285,055          388,655       425,426          6,791       1,105,927

   Contributions receivable
      Employer....................................          196               75           (77)                           194
      Employee....................................          207              158          (153)                           212
                                                      ---------        ---------     ---------                    -----------
                                                            403              233          (230)                           406

   Dividends and interest receivable..............        1,219                                            13           1,232
   Interfund receivables (payables)...............       (3,526)                                        3,526            -0-
   Forfeitures....................................         (334)            (452)         (306)         1,092            -0-
                                                      ---------        ---------     ---------       --------     -----------
      TOTAL ASSETS................................    $ 282,817        $ 388,436     $ 424,890       $ 11,422     $ 1,107,565
                                                      =========        =========     =========       ========     ===========

LIABILITIES AND PLAN EQUITY
   Distributions payable
      Cash........................................                     $     714     $     325                    $     1,039

   Plan Equity -- including net unrealized
      appreciation (depreciation) of investments
      -- Note C...................................    $ 282,817          387,722       424,565       $ 11,422       1,106,526
                                                      ---------        ---------     ---------       --------     -----------
         TOTAL LIABILITIES AND PLAN EQUITY........    $ 282,817        $ 388,436     $ 424,890       $ 11,422     $ 1,107,565
                                                      =========        =========     =========       ========     ===========


                       See notes to financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1993


                                                    PARAMOUNT
                                                  COMMUNICATIONS
                                                       INC.          EQUITY            INCOME         CLEARING        COMBINED
                                                    STOCK FUND        FUND              FUND            FUND            FUNDS
                                                  --------------     ------            ------         --------        --------
Net investment income
   Dividends on Paramount Communications Inc.
      Common Stock...............................    $   5,762                                                       $     5,762
   Interest income...............................          273      $       1         $       2       $    424               700
   Administrative expenses.......................                                                      (20,668)          (20,668)
                                                     ---------      ---------         ---------       --------       -----------
                                                         6,035              1                 2        (20,244)          (14,206)

Net realized gain on disposition of
   investments -- Note C.........................          170          3,572             2,627                            6,369
Unrealized appreciation of
   investments -- Note C.........................      258,319         46,150            27,938                          332,407
Contributions
   Employer......................................      109,405        170,820           196,882                          477,107
   Employee......................................       93,197         87,998           148,525                          329,720
Rollovers from non-affiliated plans..............        4,029         23,061            30,497          3,086            60,673
                                                     ---------      ---------         ---------       --------       -----------

                                                       471,155        331,602           406,471        (17,158)        1,192,070

Withdrawals and terminations
   Paid in cash..................................      (23,351)       (38,725)          (51,403)                        (113,479)
Forfeitures......................................      (18,874)       (24,312)          (24,497)        67,683             -0-
Interfund transfers..............................      (91,236)        49,225            42,011                            -0-
                                                     ---------      ---------         ---------       --------       -----------

Income and changes in Plan Equity for the year...      337,694        317,790           372,582         50,525         1,078,591
Plan Equity at beginning of year.................      282,817        387,722           424,565         11,422         1,106,526
                                                     ---------      ---------         ---------       --------       -----------
Plan Equity at end of year.......................    $ 620,511      $ 705,512         $ 797,147       $ 61,947       $ 2,185,117
                                                     =========      =========         =========       ========       ===========

                       See notes to financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1992


                                                       PARAMOUNT
                                                     COMMUNICATIONS
                                                          INC.          EQUITY         INCOME       CLEARING        COMBINED
                                                       STOCK FUND        FUND           FUND          FUND           FUNDS
                                                     --------------     ------         ------       --------        --------
Net investment income
   Dividends on Paramount Communications Inc.
      Common Stock.................................   $   2,736                                                   $     2,736
   Interest income.................................         537        $     100     $     320       $     76           1,033

   Administrative expenses.........................                                                    (5,740)         (5,740)
                                                      ---------        ---------     ---------       --------     -----------
                                                          3,273              100           320         (5,664)         (1,971)

Net realized gain (loss) on disposition of
   investments -- Note C...........................        (311)              97           595                            381
Unrealized appreciation (depreciation) of
   investments -- Note C...........................      (2,492)          26,991        17,095                         41,594
Contributions
   Employer........................................      77,594          111,375       152,167                        341,136
   Employee........................................      84,121          107,914       132,577                        324,612
Rollovers from non-affiliated plans................     116,060          157,878       162,584                        436,522
                                                      ---------        ---------     ---------       --------     -----------
                                                        278,245          404,355       465,338         (5,664)      1,142,274

Withdrawals and terminations
   Paid in cash....................................      (7,423)         (27,252)      (51,383)                       (86,058)
Forfeitures........................................      (2,423)          (5,440)       (9,223)        17,086            -0-
Interfund transfers................................       3,540             (523)       (3,017)                          -0-
                                                      ---------        ---------     ---------       --------     -----------

Income and changes in Plan Equity for the year.....     271,939          371,140       401,715         11,422       1,056,216
Plan Equity at beginning of year...................      10,878           16,582        22,850           -0-           50,310
                                                      ---------        ---------     ---------       --------     -----------
Plan Equity at end of year.........................   $ 282,817        $ 387,722     $ 424,565       $ 11,422     $ 1,106,526
                                                      =========        =========     =========       ========     ===========

                       See notes to financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
         PERIOD FROM NOVEMBER 18, 1991 (INCEPTION) TO DECEMBER 31, 1991



                                                            PARAMOUNT
                                                         COMMUNICATIONS
                                                             INC.           EQUITY           INCOME           COMBINED
                                                          STOCK FUND         FUND             FUND              FUNDS
                                                          ----------      ---------         --------          --------
Contributions
   Employer.............................................. $  5,889        $  9,650          $ 14,261          $ 29,800
   Employee..............................................    4,989           6,932             8,589            20,510
                                                          --------        --------          --------          --------
Income and changes in Plan Equity for the period.........   10,878          16,582            22,850            50,310
Plan Equity at beginning of period.......................     -0-             -0-               -0-               -0-
                                                          --------        --------          --------          --------
Plan Equity at end of period............................. $ 10,878        $ 16,582          $ 22,850          $ 50,310
                                                          ========        ========          ========          ========




                       See notes to financial statements.

                  PRENTICE HALL COMPUTER PUBLISHING  DIVISION
                                RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE A - ACCOUNTING POLICIES

         The accounting records of Prentice Hall Computer Publishing Division Retirement Plan (the "Plan") are maintained on the accrual basis. The Plan is subject to the Employee Retirement Income Security Act of 1974.

         Investments are stated at aggregate current value. Investments in securities which are traded on national securities exchanges are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. The Investment Pricing Department of the Trustee establishes current values for other investments which do not have an established market.

         All costs and expenses incurred with regard to the purchase, sale or transfer of investments are borne by the Plan. Expenses for administering the Plan may be paid by using Members' forfeitures.

         Security transactions are recorded on the trade date.

         The change in the difference between current value and the cost of investments is reflected in the Statement of Income and Changes in Plan Equity as unrealized appreciation (depreciation) of investments.

         Net realized gain (loss) on disposition of investments represents the difference between the proceeds received and the average cost of investments sold.


NOTE B - INCOME TAX STATUS

        The Plan received a favorable determination letter from the Internal Revenue Service, dated July 23, 1993, with respect to the qualified status of the Plan under Section 401 of the Internal Revenue Code (the "Code") and the tax-exempt status of the underlying trust under Section 501 of the code.
The Plan is exempt from federal income tax and the Member will not be subject to federal income tax with respect to contributions made by the Employer to the Member's account and any earnings thereon or earnings on all Member contributions while such amounts are held in trust. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)


NOTE C - INVESTMENTS IN SECURITIES

The net unrealized appreciation (depreciation) of investments included in Plan Equity is as follows:


                                           PARAMOUNT
                                        COMMUNICATIONS
                                              INC.           EQUITY           INCOME          COMBINED
                                          STOCK FUND          FUND             FUND             FUNDS
                                        --------------       ------           ------          --------
Balance at December 31, 1991.........      $    -0-         $   -0-          $   -0-          $    -0-
Change...............................         (2,492)         26,991           17,095            41,594
                                           ---------        --------         --------         ---------
Balance at December 31, 1992.........         (2,492)         26,991           17,095            41,594
Change...............................        258,319          46,150           27,938           332,407
                                           ---------        --------         --------         ---------
Balance at December 31, 1993.........      $ 255,827        $ 73,141         $ 45,033         $ 374,001
                                           =========        ========         ========         =========



The net realized gain (loss) on disposition of investments was computed as follows:



                                           PARAMOUNT
                                        COMMUNICATIONS
                                              INC.           EQUITY           INCOME          COMBINED
                                          STOCK FUND          FUND             FUND             FUNDS
                                        --------------       ------           ------          --------
Year ended December 31, 1993
   Proceeds........................        $ 205,962        $  38,689        $  45,211       $   289,862
   Cost-average....................          205,792           35,117           42,584           283,493
                                           ---------        ---------        ---------       -----------
Net realized gain..................        $     170        $   3,572        $   2,627       $     6,369
                                           =========        =========        =========       ===========

Year ended December 31, 1992
   Proceeds........................        $ 365,953        $ 364,614        $ 408,415       $ 1,138,982
   Cost-average....................          366,264          364,517          407,820         1,138,601
                                           ---------        ---------        ---------       -----------
Net realized gain (loss)...........        $    (311)       $      97        $     595       $       381
                                           =========        =========        =========       ===========

         As of December 31, 1991, the Plan had no investments.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)


     The Fair value of individual investments exclusive of common Stock of Paramount Communications Inc., that represents 5% or more of the Plan's net assets are as follows:


                                                     December
                                                   -------------
                                                1993         1992
                                                -----        -----
Bankers Trust Pyramid Equity
      Index Fund                             $650,893       $388,655
Bankers Trust Pyramid United States
      Government Plus Bond Fund              $742,867       $425,426

     The Plan Equity available to Members in each fund at December 31, 1993 and 1992 was as follows:



                                                    UNITS           UNIT
        FUND                                     OUTSTANDING        VALUE         PLAN EQUITY
        ----                                     -----------        -----         -----------
December 31, 1993
     Paramount Communications
       Inc. Stock Fund .........................  302,676.020      2.05008312      $   620,511
     Equity Fund ...............................  592,535.300      1.19066662          705,512
     Income Fund ...............................  699,948.700      1.13886494          797,147
                                                                                   -----------
     Plan Equity available
       to Members ..............................                                     2,123,170
     Clearing Fund .............................                                        61,947
                                                                                   -----------
     Plan Equity ...............................                                   $ 2,185,117
                                                                                   ===========
December 31, 1992
     Paramount Communications
       Inc. Stock Fund .........................  237,565.657      1.19047931      $   282,817
     Equity Fund ...............................  358,225.997      1.08233909          387,722
     Income Fund ...............................  393,672.784      1.07847181          424,565
                                                                                   -----------
     Plan Equity available
       to Members ..............................                                     1,095,104
     Clearing Fund .............................                                        11,422
                                                                                   -----------
     Plan Equity ...............................                                   $ 1,106,526
                                                                                   ===========




                                     F-10

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D - INVESTMENT PROGRAMS

   The investment programs of the Plan are as follows:

         Member contribution - A Member may contribute to the Plan from 1% to 16% of the Member's base pay, including certain commissions, subject to
   adjustment to comply with law.    A Member's contributions can be made with
   pre-tax or post-tax dollars, subject to an overall maximum of 10% on pre-tax contributions. A Member may change or suspend the amount of the Member's contribution at any time effective as of the first payday of any calendar quarter, however, any suspension of contributions must be for a minimum of ninety days.

         Employer contribution - The Employer will provide a matching
   contribution of 50% of the first 6% of each Member's contribution.   In
   addition, the Employer shall contribute a retirement contribution in an amount equal to 3 1/2% of each Member's eligible compensation. Members vest in the Employer's matching and retirement contributions after the completion of one full year of service at a rate of 20% for each of the next four full years of service with an additional 20% after the completion
   of five years of service.   Amounts which have been forfeited in accordance
   with provisions of the Plan may be used to defray administrative expenses or reduce future Employer contributions. Members may invest their contributions and the Employer's matching and retirement contributions in one or more of the following investment programs in units of 10%.

         Paramount Communications Inc. Stock Fund
         This fund is invested in Paramount Communications Common Stock. Dividends received on stock in the fund are reinvested in Paramount Communications Common Stock. Chemical Banking Corporation is the trustee of this fund.

         Equity Fund
         This fund invests in equity securities, securities convertible into equity securities and/or a commingled equity trust and is designed to approximate the performance of the Standard & Poor's 500 Stock Index. Bankers Trust Company is the trustee and investment manager of this fund.

         Income Fund
         This fund invests in securities issued by insurance companies, financial institutions and the U.S. Government and its agencies. This fund is designed to preserve capital, but it is not risk free. Bankers Trust Company is the trustee and investment manager of this fund.

   Such direction may be revised by the Member quarterly.

   The number of Members in each fund at December 31, 1993 was as follows:


            Paramount Communications Inc. Stock Fund.........  241
            Income Fund......................................  350
            Equity Fund......................................  292

         The total number of Members in the Plan was less than the sum of the number of Members shown above because many of the Members participated in more than one fund.

NOTE E - DISTRIBUTIONS PAYABLE

         As of December 31, 1993, there were $134,796 of assets that have been allocated to participants who have withdrawn from the Plan as of year-end, but for which disbursement of those funds from the Plan has not yet been made.

NOTE F - SUBSEQUENT EVENT

         Pursuant to an Amended and Restated Agreement and Plan of Merger dated as of February 4, 1994 (as subsequently amended, the "Merger Agreement") between Viacom Inc. ("Viacom") and Paramount Communications Inc. ("PCI"), PCI will become a wholly owned subsidiary of Viacom at the effective time of the merger. In March 1994, pursuant to the related tender offer, all shares of PCI held by the Plan were tendered to Viacom. The Plan has received cash of $107 per share for approximately half of the tendered shares and will receive certain securities of Viacom for its remaining shares of PCI upon completion of the merger in July 1994.

                                                                      SCHEDULE I

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                                  INVESTMENTS
                               DECEMBER 31, 1993



                                                 SHARES OR                            APPROXIMATE
                                                 PRINCIPAL                              MARKET
                                                   AMOUNT               COST             VALUE
                                                 ---------            ---------       -----------
PARAMOUNT COMMUNICATIONS
  INC. STOCK FUND
    Paramount Communications Inc.
      Common Stock ..............................    9,108            $  452,320       $  708,147
    Chemical Banking Corporation
      Temporary Investment Fund .................    7,984                 7,984            7,984
                                                                      ----------       ----------
    TOTAL PARAMOUNT COMMUNICATIONS
      INC. STOCK FUND ...........................                        460,304          716,131

EQUITY FUND
  Bankers Trust Pyramid Equity
    Index Fund ..................................      658               577,752          650,893

INCOME FUND
  Bankers Trust Pyramid United States
    Government Plus Bond Fund ...................  439,008               697,834          742,867

CLEARING FUND
  Chemical Banking Corporation Temporary
    Investment Fund .............................   13,266                13,266           13,266
                                                                      ----------       ----------
      TOTAL INVESTMENTS .........................                     $1,749,156       $2,123,157
                                                                      ==========       ==========

                                   EXHIBIT I

                                                                       EXHIBIT I

                       CONSENT OF INDEPENDENT AUDITORS

         We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-46900) pertaining to the Prentice Hall Computer Publishing Division Retirement Plan (the "Plan") and in the related Prospectus of our report dated June 17, 1994, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.





New York, New York                                  Ernst & Young
June 24, 1994